UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission file number: 001-41598

LAKESHORE BIOPHARMA CO., LTD

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC

Tel: 010-89202086

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of  Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

ENTRY INTO A FINANCING LEASE AGREEMENT

LakeShore Biopharma Co., Ltd (the “Company”) has, through its subsidiary, Liaoning Yisheng Biopharma Co., Ltd. (the “Lessee”), entered into a financing lease agreement (the “Financing Lease Agreement”) with Zhonghao Financial Leasing (Tianjin) Co., Ltd. (the “Lessor”). Pursuant to the Financing Lease Agreement, the Lessee transferred ownership of certain self-owned assets (the “Leased Assets”) to the Lessor for a total consideration of RMB110 million (the “Lease Principal”) and concurrently leased back the Leased Assets from the Lessor for continued operational use.

The lease term concludes on March 31, 2026 (the “Maturity Date”), with interest accruing at an annual rate of 5% on the Lease Principal (the “Lease Interest”). The total outstanding Lease Principal and accrued Lease Interest are payable in full as a single lump-sum payment on the Maturity Date. Upon the Maturity Date, the Lessee retains the right to repurchase the Leased Assets at a nominal price of RMB100, provided that (i) the Lessee has not defaulted under the Financing Lease Agreement and (ii) all payment obligations have been satisfied in full.

INCORPORATION BY REFERENCE

This current report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-279544 and File No. 333-273165) and to be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LakeShore Biopharma Co., Ltd

By:	/s/ Rachel Yu
Name:	Rachel Yu
Title:	Director and Chief Financial Officer

Date: May 6, 2025

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